SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 11 P 2:

CE OF INTERNATI...
CORPORATE F...

4 August 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref. RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549 [redacted]
USA

08004258

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to linda.goodwin@stplc.com

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 13 2008
THOMSON REUTERS

8/12

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2008\Correspondence\G - SEC Letter - July 08 return - August 08.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	01-Jul-2008	✓				✓	Filed with SEC on 1 July 2008
Serious Fraud Office	SE Announcement	01-Jul-2008	✓				✓	Filed with SEC on 1 July 2008
Response to Ofwat Statement	SE Announcement	02-Jul-2008	✓				✓	Filed with SEC on 2 July 2008
88(2) - Various - 12,801 shares	Co House Forms	07-Jul-2008		✓				
Director / PDMR Shareholding	SE Announcement	15-Jul-2008	✓				✓	Filed with SEC on 15 July 2008
Director / PDMR Shareholding	SE Announcement	15-Jul-2008	✓				✓	Filed with SEC on 15 July 2008
Publication of Supplementary Prospectus	SE Announcement	16-Jul-2008	✓				✓	Filed with SEC on 16 July 2008
88(2) - Various - 7,204 shares	Co House Forms	21-Jul-2008		✓				
Interim Management Statement	SE Announcement	22-Jul-2008	✓				✓	Filed with SEC on 22 July 2008
AGM Statement	SE Announcement	22-Jul-2008	✓				✓	Filed with SEC on 22 July 2008
AGM Resolutions	Co House Forms	23-Jul-2008		✓				
Articles of Association	Co House Forms	23-Jul-2008	✓	✓				
Holding(s) in Company	SE Announcement	24-Jul-2008	✓				✓	Filed with SEC on 24 July 2008
AGM Resolutions not relating to Ordinary Business	UKLA	25-Jul-2008	✓					

RECEIVED

2008 AUG 11 P 2:57

Return of Allotment of Share

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,328	308	2,746
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	548p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Share

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 3

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 07	*Month* 07	*Year* 2008	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	172	4,563	2,253
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	592p	759p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Return of Allotment of Share

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	427	4	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	1172p	1221p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

88(2)

RECEIVED

2008 AUG 11 P 2:17

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	581	1,111	982
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	548p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Share

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	694	3,275	493
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	592p	759p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

88(2)

Return of Allotment of Share

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	21	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	60	8	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	1172p	1221p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 22 July 2008, at The International Convention Centre, Broad Street, Birmingham, B1 2EA, the following resolutions, not concerning the ordinary business of the Annual General Meeting, were passed:-

1. (Resolution 12)

   THAT the Directors' remuneration report for the year ended 31 March 2008 be and is hereby approved.

2. (Resolution 16)

   THAT the articles of association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association, with effect from the conclusion of the 2008 Annual General Meeting.

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 22 July 2008, at The International Convention Centre, Broad Street, Birmingham, B1 2EA, the following resolutions were passed:-

Ordinary Resolutions

1. (Resolution 13)

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act) to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount £76,842,719, provided that this authority shall expire on the date of the Annual General Meeting in 2009, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

2. (Resolution 16)

THAT the articles of association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association, with effect from the conclusion of the 2008 Annual General Meeting.

Special Resolutions

3. (Resolution 14)

THAT the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by Resolution 13 above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares on the register of members at such record date[s] as the directors may determine where the equity securities respectively

Company Number: 2366619

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SEVERN TRENT PLC

Incorporated the 1st day of April, 1989

(adopted by special resolution on 22 July 2008)

"**dividend**" includes bonus;

"**electronic address**" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"**electronic form**" has the same meaning as in the 2006 Act;

"**electronic means**" has the same meaning as in the 2006 Act;

"**holder**" means in relation to shares, the Member whose name is entered in the Register as a holder of those shares;

"**in writing**" and "**written**" includes printing, lithography, telex and facsimile transmissions and any other modes of representing and reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise;

"**Member**" means a member of the Company;

"**month**" means calendar month;

"**Office**" means the registered office for the time being of the Company;

"**Ordinary Shares**" means all shares in the capital of the Company;

"**paid up**" includes credited as paid up;

"**present in person**" includes presence of a company by a duly authorised representative;

"**Recognised Person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 778(2) of the 2006 Act;

"**Register**" means the register of Members to be kept pursuant to Section 352 of the 1985 Act;

"**Seal**" means the common seal of the Company or any official seal that the Company may have pursuant to the provisions of the 1985 Act;

"**Secretary**" includes an assistant, deputy or joint secretary, and any person appointed by the Directors to perform the duties of the Secretary;

"**Subsidiary**" has the same meaning as in the Acts;

"**UK Listing Authority**" means the Financial Services Authority as the competent authority for listing in the United Kingdom under Part IV of the Financial Services Act 1986;

PART II - SHARE CAPITAL

Company Share Capital

3 The share capital of the Company is £339,483,121 $^{67}/_{95}$ divided into 520,175,751 Ordinary Shares of 65 $^{5}/_{19}$ pence each.

Allotment of Shares

4

(A) Subject to the authority of the Company in General Meeting required by the Acts, the Directors shall have unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased capital) or rights to subscribe for or convert any security into shares to such persons, at such times and for such consideration and generally upon such terms and conditions with such rights and privileges attached thereto and subject to such restrictions as the Directors may determine (but so that no shares shall be issued at a discount).

(B) For the purposes of these Articles, a share in the capital of the Company is deemed paid up (as to its nominal value or any premium on it) in cash, or allotted for cash, if the consideration for the payment up or allotment is cash received by the Company, or is a cheque received by it in good faith which the Directors have no reason for suspecting will not be paid, or is a release of a liability of the Company for a liquidated sum, or is an undertaking to pay cash to the Company at a future date.

Shares may be issued subject to different conditions as to calls

5 The Directors may make arrangements on the allotment or issue of shares for difference(s) as between the allottees or holders of such shares in the amount of calls to be paid and the time of payment of such calls.

Payment of commission

6 In addition to all other powers of paying commissions, the Company may exercise the powers conferred by the Acts of paying commissions to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company. Subject to the provisions of the Acts, such commission may be satisfied by payment of cash or by the allotment of fully or partly paid shares or the grant of an option to call for an allotment of shares or in any combination of such methods. The Company may also on any issue of shares pay such brokerage as may be lawful.

certificate) shall be entitled within the time specified by the Acts and without payment to one certificate for all the shares registered in his name, or in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares so registered, and where a holder transfers part of the shares of any class registered in his name he shall be entitled without payment to one certificate for the balance of shares retained by him and registered in his name. Upon request and upon payment for every certificate after the first of such reasonable sum as the Directors may determine, every holder of shares in the Company shall be entitled to receive several certificates for shares (being shares of one class) registered in his name, and every such holder shall be entitled to receive one certificate in substitution for several certificates for shares (being shares of one class) registered in his name upon surrender to the Company of all the share certificates representing such shares. Every such certificate for shares shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up thereon.

(B) Paragraph (A) of this Article shall not apply to shares in uncertificated form.

As to issue of a new certificate in place of one defaced, lost or destroyed

12 If any certificate be worn out or defaced then, upon delivery thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate be lost or destroyed, then, upon proof thereof to the satisfaction of the Directors and on such indemnity with or without security as the Directors deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate.

Costs

13 Every certificate issued under the last preceding Article shall be issued without payment, but there shall be paid to the Company a sum equal to any exceptional expenses incurred by the Company in investigating the position generally and in preparing any such indemnity and security as is referred to in that Article.

To which of the joint holders certificates to be issued

14 The Company shall not be bound to issue more than one certificate in respect of shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

SHARE WARRANTS

Share Warrants

15 The Company may, with respect to any fully paid shares, issue a warrant (hereinafter called a "**share warrant**") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or

Liability of joint holders of shares

20 The joint holders of a share shall be severally as well as jointly liable for payment of all instalments and calls in respect of such share, and any one of such persons may give an effectual receipt for any return of capital payable in respect of such share.

When interest on calls payable

21 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment of the share in question or, if no rate is so fixed, at such rate, not exceeding (without the sanction of the Company given by Ordinary Resolution) fifteen per cent per annum, as the Directors may determine, from the time appointed for payment thereof until the actual payment thereof, together with all costs, charges and expenses which may have been incurred by the Company by reason of such non-payment, but the Directors may waive payment of such interest or such costs, charges and expenses wholly or in part. No dividend shall be paid or payable in respect of any such unpaid amount and (without prejudice to paragraph (A) of Article 76) no other rights may be exercised by the holder of any share so long as any such amount, or any interest, costs, charges or expenses payable in accordance with this Article in relation thereto, remains unpaid.

Payment of calls in advance

22 The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money unpaid upon the shares held by him beyond the sums actually called up; and upon the money paid in advance, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance shall have been made, the Company may pay interest at such rate (not exceeding, without the sanction of the Company given by Ordinary Resolution, fifteen per cent per annum) as the Member and the Directors may agree. Any such payment in advance shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced.

Sums due on allotment etc. to be treated as calls

23 Any sum payable in respect of a share on allotment or at any fixed date (including by way of instalment), whether on account of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

upon payment of all calls and interest due upon and costs, charges and expenses incurred in respect of the share and upon such further conditions (if any) as they think fit.

Arrears to be paid notwithstanding forfeiture

29 Any person whose shares have been forfeited shall thereupon cease to be a Member in respect of such shares and shall surrender to the Company for cancellation the certificate for the shares but shall notwithstanding remain liable to pay, and shall forthwith pay to the Company all calls, instalments, interest and costs, charges and expenses owing upon or in respect of such shares at the time of forfeiture, together with interest thereon, from the time of forfeiture until payment, at the rate of 15% per annum (or such lower rate as the Directors may determine) and the Directors may waive payment wholly or in part or enforce payment thereof if they think fit without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Company's lien on shares

30 The Company shall have a first and paramount lien upon all the shares, other than fully paid-up shares, registered in the name of each Member (whether solely or jointly with other persons) for any amount payable in respect of such shares, whether the period or time for payment thereof shall have actually arrived or not and such lien shall apply to all dividends from time to time declared or other moneys payable in respect of such shares. The Directors may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

As to enforcing lien by sale

31 For the purpose of enforcing such lien, the Directors may sell the shares subject thereto, in such manner as they think fit, but no such sale shall be made until such period or time as aforesaid shall have arrived and until notice stating, and demanding payment of, the sum payable and giving notice of the intention to sell in default of such payment shall have been served on such Member and default shall have been made by him in the payment of such amounts payable for fourteen clear days after the service of such notice.

Application of proceeds of sale

32 The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (upon surrender to the Company for cancellation of the certificate for the shares sold, in the case of a share in certificated form, and subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Member or the person (if any) entitled by transmission to the shares.

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees;

(v) it is duly stamped (if so required); and

(vi) the conditions referred to in the next succeeding Article have been satisfied in respect thereof,

provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis.

Nothing in these Articles shall preclude the Directors from allowing the allotment of any shares to be renounced by the allottee in favour of some other person, but for the purposes of this Article such renunciation shall be deemed to be a transfer and the Directors shall have the same power of refusing to give effect to it as if the renunciation were a transfer.

(B) The Directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

(C) If the Directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form) send to the transferee notice of the refusal together with reasons for the refusal. The Directors shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

Registration of transfer

36 Every instrument of transfer of a share in certificated form must be lodged, duly stamped, at the Office, or at such other place as the Directors may from time to time determine, to be registered, accompanied (except in the case of a transfer by a Recognised Person, where a certificate has not been issued in respect of the shares) by the certificate for the shares comprised therein, and such evidence as the Directors may reasonably require to prove the title of the transferor, and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf the authority of that person so to do and thereupon the Directors, subject to the power vested in them by the last preceding Article, shall register the transferee as the holder.

withhold payment of all dividends and other moneys payable in respect of such share until compliance therewith.

Rights as to dividends and voting

42 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or of his becoming a person who lacks capacity as mentioned in Article 41 or of any other such event as is mentioned in Article 41 shall, subject to the requirements of Article 133, be entitled to the same dividends and other advantages to which he would be entitled if he were the holder of the share, except that he shall not, unless and until he is registered as a Member in respect of the share, be entitled in respect of it to receive notices of or to exercise any rights conferred by membership in relation to meetings of the Company.

CONSOLIDATION AND SUB-DIVISION OF SHARES

Consolidation

43 The Company may by Ordinary Resolution consolidate its shares, or any of them, into shares of a larger amount.

Sub-division

44 Subject to the provisions of the Acts, the Company may by Ordinary Resolution sub-divide its shares, or any of them, into shares of a smaller amount, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of such shares shall have such preferred or other advantage as regards dividend, capital, voting or otherwise over, or shall have such deferred rights or be subject to such restrictions as compared with, the other or others as the Company has power to attach to shares upon the allotment thereof.

Fractions

45 Subject to any direction by the Company in General Meeting, whenever as the result of any consolidation or sub-division of shares Members of the Company are entitled to any issued shares of the Company in fractions, the Directors may deal with such fractions as they shall determine and in particular may sell the shares to which Members are so entitled in fractions to any person (including, subject to the provisions of the Acts, the Company) for the best price reasonably obtainable and pay and distribute to and amongst the Members entitled to such shares in due proportions the net proceeds of the sale thereof (except that any amount otherwise due to a Member, being less than £2.50 or such other sum as the Directors may from time to time determine, may be retained for the benefit of the Company). For the purpose of giving effect to any such sale the Directors may nominate some person to execute a transfer of the shares sold on behalf of the Members so entitled to the purchaser thereof or any other person nominated by the purchaser and may cause the name of the purchaser or any other person nominated by the purchaser to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the

Power to attach rights and issue redeemable shares

51 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any new shares in the capital of the Company may be allotted with such preferential right to dividend and such priority in the distribution of assets, or subject to such postponement of dividends or in the distribution of assets, and with or subject to such preferential or limited or qualified right of voting at General Meetings or such other special rights or restrictions as the Company may from time to time by Ordinary Resolution determine, or, if no such determination be made, as the Directors shall determine, but so that the rights attached to any issued shares as a class shall not be varied except with the consent of the holders thereof duly given under the provisions of these Articles (and in construing for the purposes of this Article whether rights are, or are to be treated as, varied or not varied, the provisions of Article 83(B) shall apply). Subject as aforesaid any shares in the capital of the Company may be issued on terms that they are, or, at the option of the Company or the holder, are to be liable, to be redeemed.

Reduction of capital and purchase of own shares

52 (A) Subject to the provisions of the Acts and to any rights attached to any shares, the Company may from time to time by Special Resolution reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve in any manner. The Company may also by Ordinary Resolution cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled.

(B) Subject to the provisions of the Acts and to any rights attached to any shares, the Company may purchase its own shares (including any redeemable shares) and may hold such shares as treasury shares or cancel them, provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders thereof to convert into Ordinary Shares in the capital of the Company then no such purchase shall take place unless it has been sanctioned by a Special Resolution passed at a separate class meeting (or meetings if there is more than one class) of the holders of any such class of convertible shares. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of the shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

53 Article deleted by special resolution passed at Annual General Meeting held on 30 July 1996.

form by, any Member, any Director or the Auditors shall not invalidate the proceedings at any General Meeting.

Quorum

60 No business shall be transacted at any General Meeting unless a quorum is present. Two persons entitled to vote on the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation which is a Member (including for this purpose two persons who are proxies or corporate representatives of the same Member), shall be a quorum.

Proceeding if quorum not present

61 If a quorum is not present within half an hour after the time appointed for a meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved, and in any other case shall stand adjourned to such date (being not less than seven nor more than sixty days later), time and place as the Chairman of the meeting (or, in default, the Directors) shall appoint. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman

62 The Chairman (if any), or, in his absence, the Deputy Chairman (if any) of the Board of Directors, or, in the absence of both of them, some other Director nominated prior to the meeting by the Directors, shall preside as Chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman or nominated Director, or if at any meeting none of them is present within fifteen minutes after the time appointed for holding the meeting, or none of them is willing to act, the Directors present shall select one of their number to be Chairman, and if only one Director is present he shall be Chairman. If no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present and entitled to vote shall choose one of their number to be Chairman.

Power to adjourn

63 Without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn any meeting from time to time or sine die and from place to place. No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

When notice of adjourned meeting to be given

64 Whenever a meeting is adjourned for twenty-eight days or more or a meeting adjourned sine die is due to be held, seven clear days' notice at the least specifying the place, the day and hour of the adjourned meeting shall be given to the Members subject as and in the manner herein mentioned, to the Directors and to the Auditors, but it shall not be necessary to specify in such

How poll to be taken

70 Subject to the provisions of the next succeeding Article, if a poll is demanded as aforesaid it shall be taken in such manner and at such time and place as the Chairman of the meeting directs, and either at once, or after an interval or adjournment (but not more than thirty days after the date of the meeting or adjourned meeting at which the poll was demanded), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the Chairman and a demand so withdrawn shall validate the result of a show of hands declared before the demand was made (and in the case of a poll demanded before the declaration of the result of a show of hands, where the demand is duly withdrawn, the meeting shall continue as if the demand had not been made). No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice must be given specifying the time and place at which the poll is to be taken. The Chairman may in the event of a poll appoint scrutineers and may fix a time and place for declaring the result of the poll.

In what cases poll taken without adjournment

71 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Business may proceed notwithstanding demand of a poll

72 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTING

Votes of Members

73 Subject to any rights or restrictions attached to any shares:

(a) on a show of hands every Member who is present in person has one vote, and every proxy present who has been duly appointed by a Member entitled to vote has one vote; and

(b) on a poll every Member (whether present in person or by proxy) has one vote for every Ordinary Share of which he is the holder. A Member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

Joint Owners

74 If two or more persons are jointly entitled to shares for the time being conferring a right to vote, any one of such persons may vote at any meeting, either personally or by proxy, in respect thereof as if he were solely entitled thereto, and if more than one of such joint holders be present at any meeting,

on it, and the Member shall not be entitled to elect, pursuant to Article 135 of these Articles, to receive shares instead of that dividend; and

(2) no transfer, other than an excepted transfer, of any shares held by the Member shall be registered unless:

(aa) the Member is not himself in default as regards supplying the information required; and

(bb) the Member proves to the satisfaction of the Directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(ii) Where the sanctions under paragraph (i) above apply in relation to any shares, they shall cease to have effect:

(a) if the shares are transferred by means of an excepted transfer; or

(b) at the end of the period of seven days (or such shorter period as the Directors may determine) following receipt by the Company of the information required by the notice mentioned in that paragraph.

(iii) Where, on the basis of information obtained from a Member in respect of any share held by him, the Company gives a notice under Section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, shall not invalidate or otherwise affect the application of paragraph (i) above.

(iv) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the Directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: Provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and Provided further that paragraph (B)(i) of this Article shall apply to the exclusion of this paragraph if the Company gives a separate notice under Section 793 of the 2006 Act in relation to the new shares.

(v) For the purposes of this sub-Article (B):

demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a Member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a Member. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.

(B) Subject to Article 77(D) below, an appointment of a proxy shall be in writing in the usual form, or such other form as shall be approved by the Directors, under the hand of the appointor or his duly constituted attorney; or if such appointor is a corporation, either under its Common Seal or signed on its behalf by an officer, attorney or other person authorised to sign it.

(C) Subject to Article 58, instruments of proxy or invitations to appoint as a proxy a person or one of a number of persons specified in the invitations shall be sent by the Company, by post or by electronic means or otherwise, for use at any General Meeting or at any separate meeting of the holders of any class of shares, to all or none of the persons entitled to receive notice of and to vote at any meeting, and if sent shall provide for two-way voting (without prejudice to any right to abstain) on all resolutions set out in the notice of meeting.

(D) The Directors may allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the Directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

<u>As to deposit of proxy</u>

78 An appointment of proxy together with any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Directors may:

(i) in the case of an appointment in hard copy form be received at the Office or such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(ii) in the case of an appointment of proxy in electronic form, be received at the address specified in the notice convening the meeting, or in any

meeting, be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share.

Qualification and counting of votes

82 No objection may be raised to the qualification of any person voting at a General Meeting or on a poll or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting or when the poll is taken shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

VARIATION OF RIGHTS

Consent to variation

83 (A) Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares all or any of the rights or privileges attached to any class may (unless otherwise provided by the term of issue of that class) be varied either while the Company is a going concern or during or in contemplation of a winding-up (i) in such manner (if any) as may be provided by such rights, or (ii) in the absence of any such provision either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a Special Resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise.

(B) The creation or issue of shares ranking pari passu with or subsequent to the shares of any class and the purchase by the Company of its own shares or the holding of such shares as treasury shares in accordance with the provisions of the Acts and Article 52(B) shall not (unless otherwise expressly provided by the rights attached to such last mentioned shares as a class) be deemed to be a variation of the rights of such shares. The variation of all or any of the rights or privileges attached to some only of the shares of any class shall be treated as a variation requiring the consent in accordance with the provisions of this Article of the holders of those shares which are adversely affected by the variation.

Proceedings at meetings of classes of Members

84 Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as a General Meeting of the Company, provided that no Member, not being a

Travelling and hotel expenses and special remuneration

87 The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors including any expenses incurred in attending and returning from meetings of the Board of Directors or of Committees of the Board of Directors or General Meetings or separate meetings of the holders of any class of shares or debentures of the Company and if in the opinion of the Directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of the Company or its business, such Director or Directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefore as the Directors may from time to time determine.

Qualification. Directors entitled to attend at General Meetings and separate meetings

88 A Director shall not require a share qualification. A Director shall be entitled to receive notice of and attend and speak at all General Meetings of the Company and at all separate meetings of the holders of any class of shares or debentures in the capital of the Company.

Directors to have power to fill vacancies

89 Without prejudice to the power of the Company pursuant to these Articles, the Directors shall have power at any time to appoint any person either to fill a vacancy or as an addition to the Board, but so that the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Subject to the provisions of these Articles, any Director so appointed shall retire at the Annual General Meeting of the Company next following such appointment and he shall not be taken into account in determining the rotation of retirement of Directors at such meeting.

ALTERNATE DIRECTORS

Appointment and Revocation

90 Any Director (other than an alternate director) may by writing under his hand (to take effect upon receipt at the Office by the Secretary) appoint (i) any other Director, or (ii) any other person who is approved by the Board of Directors to be his alternate; and every such alternate shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of the Directors and of Committees of the Directors of which his appointor is a member and, in the absence from such meetings of the Director appointing him, to attend and vote at such meetings of the Directors, and to exercise all the powers, rights, duties and authorities of the Director appointing him. A Director may at any time by writing under his hand (to take effect upon receipt at the Office by the Secretary) revoke the appointment of an alternate appointed by him, and subject to such approval as aforesaid where requisite, appoint another person in his place. If a Director shall die or cease to hold

these Articles by the Directors, other than power to make calls or forfeit shares, as they may think fit (including, without limitation, the power to sub-delegate any such powers), and may delegate, entrust and confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions, and with such restrictions as they may think expedient; and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

POWERS AND DUTIES OF DIRECTORS

Directors to have entire superintendence and control of business of Company

94 The business of the Company shall be managed by the Directors who, subject to the provisions of the Acts, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution may exercise all the powers of the Company. No alteration of the Memorandum of Association of the Company or of these Articles and no direction given by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such alteration had not been made or such direction had not been given, and the provisions contained in these Articles as to any specific power of the Directors shall not be deemed to limit the general powers hereby given. A meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Power to award pensions etc. to Directors

95 The Directors may exercise all the powers of the Company to provide benefits, whether by the payment of pensions, annuities, gratuities or superannuation or other allowances or by insurance or otherwise, to any persons who are or have at any time been Directors (or the holders of any equivalent or comparable office) of and employed by or in executive office under the Company, or any company which is a subsidiary company of, allied to or associated with the Company, or any corporate body to whose business the Company or any of its subsidiaries is, in whole or in part, a successor directly or indirectly, and to the spouses, widows, widowers, children and other relatives and dependants of any such persons and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of such persons as are hereinbefore referred to or any of them or any class of them, and so that any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit (whether under any such fund or scheme or otherwise). The Directors may procure any of the matters aforesaid to be done by the Company either alone or in conjunction with any other person.

Directors' interests

96 (A) Subject to the provisions of the Acts, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

provided that the authorisation is only effective if:

(i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested Director, and

(ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(D) If a matter, or office, employment or position, has been authorised by the Directors in accordance with this Article then (subject to such terms and conditions, if any, as the Directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below):

(i) the Director shall not be required to disclose any confidential information relating to such matter, or such office, employment or position, to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position;

(ii) the Director may absent himself from discussions, whether in meetings of the Directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position; and

(iii) a Director shall not, by reason of his office as a Director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position.

(E) Subject to any other provisions of these Articles, a Director shall not vote at a meeting of the Directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

(i) the resolution relates to the giving to him of a guarantee, security or indemnity in respect of money lent to, or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the resolution relates to the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

except in a case where the nature or extent of the interests of the Director concerned have not been fully disclosed.

(H) If any question shall arise at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Directors present at the meeting, excluding the Chairman, whose majority vote shall be final and conclusive except in a case where the nature or extent of the interests of the Chairman have not been fully disclosed.

(I) The Company may by Ordinary Resolution suspend or relax the provisions of this Article either generally or in respect of any particular matter or ratify any transaction not duly authorised by reason of a contravention of this Article.

Exercise of voting powers

97 The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors or other officers or employees of such company or voting or providing for the payment of remuneration to such officers or employees).

Directors may join Boards of other companies

98 A Director of the Company may continue or become a director or other officer, servant or member of any company promoted by the Company or in which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any remuneration or other benefits derived as director or other officer, employee or member of such company: Provided always that this Article shall not be construed as restricting the right of any Director to be or become a director or other officer, servant or member of any other company or to retain any benefits derived as such.

Overseas branch register

99 The Directors may exercise the powers conferred upon the Company by Section 362 of the 1985 Act with regard to the keeping of an overseas branch register and the Directors may (subject to the provisions of that Section) make and vary such regulations as they may think fit respecting the keeping of any such register.

LOCAL MANAGEMENT

Local management

100 The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality, whether in the United Kingdom or elsewhere, in such manner as they think fit, and the

BORROWING POWERS

Power to raise money

102 (A) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount at any one time owing by the Group (being the Company and all its subsidiary undertakings for the time being), in respect of moneys borrowed, exclusive of moneys borrowed by any member of the Group from any other member of the Group, shall not, without the previous sanction of an Ordinary Resolution of the Company, at any time exceed a sum equal to two and half (2½) times the aggregate of:

(i) the amount paid up on the share capital of the Company; and

(ii) the amounts standing to the credit of the consolidated capital and revenue reserves of the Company and its subsidiary undertakings whether distributable or undistributable and including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account;

all as shown in the then latest audited consolidated balance sheet of the Group but after:

(a) making such adjustments as may be appropriate (i) in respect of any variation in the paid up share capital, the share premium account or the capital redemption reserve of the Company or in any revaluation surplus or other reserve of the Group since the date of the latest audited consolidated balance sheet of the Group; and (ii) to reflect any change since that date in the companies comprising the Group;

(b) excluding therefrom (so far as not already excluded) (i) any sums set aside for taxation and (ii) amounts attributable to outside shareholders in subsidiary undertakings; and

(c) deducting therefrom an amount equal to any distribution by the Company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet.

For the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of Section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (a)(ii) of this Article.

months after the company becomes a subsidiary undertaking of the asset is acquired, as the case may be.

(C) For the purposes of this Article:

(i) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding paragraph (B) above) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall, subject to paragraph (B) above and to paragraph (ii) below, be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(ii) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking, the proportion which would otherwise be taken into account under paragraph (i) above shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(D) For the purpose of making any such adjustments as are referred to in paragraph (A) (a) (i) above, any share capital which has been called up or is payable on a date within the following six months shall be treated as already paid up; and if any issue or proposed issue of shares by the Company for cash has been underwritten, those shares shall be deemed to have been issued and the amount (including any premium) of the subscription money payable in respect of them (other than any money payable more than three months after the date of allotment) shall, to the extent so underwritten, be deemed to have been paid up on the date when the issue was underwritten (or, if the underwriting was conditional, on the date when it became unconditional).

(E) A report by the Auditors as to the aggregate amount which may at any one time in accordance with the provisions of paragraph (A) of this Article be owing by the Company and its subsidiary undertakings without such sanction as aforesaid shall be conclusive in favour of the Company and all persons dealing with the Company.

(F) When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

for the purpose of the Acts in accordance with the current cost convention but adjusted as the Auditors, after consultation with the Directors, consider appropriate to enable the aggregate amount referred to in paragraph (A) above to be calculated as though derived from a balance sheet prepared in accordance with the historical cost convention, or that convention as applied with modifications.

(K) In this Article, references to a consolidated balance sheet or profit and loss account are to be taken, in a case where the Company has no subsidiary undertakings, as references to the balance sheet or profit and loss account of the Company and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings but there are no consolidated accounts of the Group, as references to the respective balance sheets or profit and loss accounts of the companies comprising the Group and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings some only of whose balance sheets and profit and loss accounts are included in the consolidated accounts of the Group, as references to such consolidated balance sheet or consolidated profit and loss account together with the balance sheet or profit and loss account of the (or each) subsidiary undertaking whose balance sheet or profit and loss account is not included in the consolidated accounts of the Group; and references to the audited consolidated accounts of the Group shall be construed accordingly.

<u>Register of Charges to be kept</u>

103 The Directors shall keep a Register of Charges in accordance with the Acts and the fee to be paid by any person other than a creditor or Member of the Company for each inspection of the Register of Charges to be kept under the Acts shall be the sum of 5p.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

<u>Office of Director to be vacated</u>

104 The office of a Director shall be vacated:

<u>If he resigns</u>

(i) If he delivers to the Board or to the Secretary a notice in writing of his resignation of his office of Director;

<u>Ceases to be a Director</u>

(ii) If he ceases to be a Director by virtue of any provision of the Acts or becomes prohibited by law from being a Director;

<u>Becomes bankrupt</u>

(iii) If he becomes bankrupt, has an interim receiving order made against him or makes any arrangement or compounds with his creditors generally;

(B) if the number of Directors retiring under (A) above is less than one-third of the Directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of Directors as shall together with the Directors retiring under (A) above equal one-third of the Directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

Which Director to retire

107 Subject to the provisions of the Acts and to the provisions of these Articles, the Directors to retire by rotation pursuant to Article 106(B) shall be those who have who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Meeting to fill up vacancies and appoint Directors

108 Subject to the provisions of these Articles, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, and may also so determine the rotation in which any additional Directors are to retire.

Retiring Director to remain in office until successor appointed

109 If the Company at any General Meeting at which a Director retires by rotation does not fill the vacancy, the retiring Director shall, if willing, be deemed to have been reappointed and shall continue in office until the dissolution of the Annual General Meeting in the next year, unless it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

Retiring Director at an Annual General Meeting

110 Subject as aforesaid, a Director who retires at an Annual General Meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Appointment of Directors to be voted upon individually

111 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

Notice to propose new Directors

112 No person, other than a Director retiring by rotation, shall be appointed or reappointed a Director at any General Meeting unless:

(i) he is recommended by the Directors; or

mouth or sent in writing to him at his last known address in the United Kingdom or any other address in the United Kingdom given by him to the Company for this purpose. It shall not be necessary to give notice of a meeting of the Directors to a Director who is not within the United Kingdom.

Chairman of Board

116 The Directors may elect a Chairman or Joint Chairman and one or more Deputy Chairmen of their meetings and determine the period for which he is or they are to hold office (and may at any time remove him or them), but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose some one of their number to be Chairman of such meeting. Any Chairman or Deputy Chairman may also hold an executive office under the Company.

Board may act if quorum present

117 A duly convened meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Directors.

Resolution in writing

118 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors and not being less than a quorum or by all the members of a Committee for the time being shall be as valid and effective for all purposes as a resolution of those Directors or that Committee passed at a meeting duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors or the said members of that Committee (including by means of facsimile transmission): Provided that such a resolution need not be signed by an alternative director if it is signed by the Director who appointed him and a resolution signed by an alternate director need not also be signed by his appointor.

Directors may appoint Committees

119 The Directors may delegate any of their powers to any Committee consisting of one or more Directors and (if thought fit) one or more other persons, (but a majority of the members of the Committee shall be Directors and no resolution of the Committee shall be effective unless a majority of those present when it was passed are Directors). Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. Without prejudice to the foregoing, the power to delegate under this Article includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director provided that, in relation to the determination of any fee, remuneration or other benefit to a

Authentication of documents

124 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including its Memorandum and Articles of Association) and any resolutions passed by the Company or the Board or the Committee of Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts.

PART V - DIVIDENDS AND MISCELLANEOUS

DIVIDENDS AND OTHER PAYMENTS

Declarations of dividends

125 Subject to the provisions of the Acts and as hereinafter provided, the Company in General Meeting may by Ordinary Resolution declare dividends to be paid to the Members according to their respective rights and interests in the profits, but no dividend shall exceed the amount recommended by the Directors.

Dividends not to bear interest

126 No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

Dividends: how payable

127 Subject to the provisions of the Acts and to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purpose of this Article as paid up on the share. Subject as aforesaid all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Dividends to joint holders

128 If several persons are registered as joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

Interim dividends

129 Subject to the provisions of the Acts, the Directors may from time to time declare and pay such interim dividends as appear to the Directors to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard

the Member or such of those persons whose name stands first in the Register (or, in the case of persons entitled on death or bankruptcy, if their names are not entered in the Register, to such of those persons whose surname stands alphabetically first), or to such person and address as the holder or joint holders may direct in writing. Every cheque, warrant or order is sent at the risk of the person(s) entitled to the money represented by it and shall be made payable to the person(s) entitled or to such other person as the person(s) entitled may in writing direct and otherwise shall be in such form as the Directors consider appropriate. Payment of the cheque, warrant, order or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system shall be a good discharge to the Company. The Company may cease to send any cheque, warrant or order by post for any dividend payable on any shares in the Company which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of dividends payable on those shares if the holder or the person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

Payment of dividends in specie

134 Any General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of any other company, and the Directors shall give effect to any such direction provided that no such distribution shall be made unless recommended by the Directors. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates (or ignore fractions), and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments may be made to any Members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Directors.

Payment of scrip dividends

135 The Directors may, if authorised by an Ordinary Resolution of the Company, offer any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend or dividends; and any such offer may be made before or after such authorisation is given. The following provisions shall apply:

(i) For the purposes of this Article, an election may be made either in relation to a particular dividend or dividends or by way of mandate (by whatever name called - a "scrip dividend mandate") in relation to future dividends in respect of which the right to elect is offered; but no such

sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full and the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis.

(vii) No fraction of any Ordinary Share shall be allotted. The Directors may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any Member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of any such Member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to Members in respect of their fractional entitlements.

(viii) The Directors may in their absolute discretion amend, suspend or terminate any offer which is in operation.

(ix) The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter into an agreement with the Company providing for such capitalisation and incidental matters on behalf of all the Members interested, and any agreement so made shall be binding on all concerned.

(x) The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully-paid Ordinary Shares then in issue except that they will not be entitled to participation in the relevant dividend.

CAPITALISATION OF PROFITS

Capitalisation of profits, etc.

136 (A) The Directors may with the authority of an Ordinary Resolution of the Company:

(i) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not the same are available for distribution and including profits standing to any reserve) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(ii) appropriate the profits or sum resolved to be capitalised to the Members in proportion to the nominal amount of Ordinary Shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for

(vi) generally do all acts and things required to give effect to such resolution as aforesaid.

(B) (i) Where, pursuant to an employees' share scheme (within the meaning of Section 743 of the 1985 Act) the Company has granted options to subscribe for Ordinary Shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the Directors may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in sub-Article (A)(i) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly.

(ii) The provisions of sub-Article (A)(iii) to (vi) above shall apply mutatis mutandis to this sub-Article (B) (but as if the authority of an Ordinary Resolution of the Company were not required).

RECORD DATES

Record dates

137 Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

ACCOUNTS

Inspection of accounts and books and Register of Members

138 The Directors may from time to time determine whether and to what extent and at what time and place, and under what conditions or regulations the accounting records of the Company, or any of them, shall be open to the inspection of the Members, and no Member (other than a Director) shall have any right of inspecting any accounting record or other document of the Company except as conferred by statute or authorised by the Directors or by Ordinary Resolution of the Company in General Meeting. The Register shall be open for inspection by any Member or other person entitled to inspect the same, and any person other than a Member inspecting the same shall pay a fee of 5p.

who attests the signature and for this purpose an authorised person is any Director or the Secretary of the Company.

Official Seal for use abroad

142 The Company may exercise the powers conferred by Section 39 of the 1985 Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

BILLS, NOTES, CHEQUES AND RECEIPTS

Signature of negotiable instruments

143 The Directors may draw, make, accept, or endorse, or authorise any other person or persons to draw, make, accept, or endorse any cheques, bills of exchange, promissory notes or other negotiable instruments, provided that every cheque, bill of exchange, promissory note or other negotiable instrument drawn, made or accepted shall be signed by such persons or person as the Directors may appoint for the purpose.

NOTICES

Service of notice

144 (A) Any notice to be given to or by any person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

(B) Any notice, document or information may (without prejudice to Article 149 (A) and (B) be, sent or supplied by the Company to any Member either:

(i) personally; or

(ii) by sending it by post in a prepaid envelope addressed to the Member at his registered address or at any other postal address in the United Kingdom which the Member shall have in writing given to the Company as his address for service, or by leaving it at that address; or

(iii) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(iv) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in Article 144(C) are satisfied.

(C) The requirements referred to in Article 144(B) (iv) are that: -

(i) the Member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that

Evidence of service

146 Any notice, document or information sent or supplied by the Company to the Members or any of them:

(i) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(ii) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(iii) by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the Member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(iv) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this Article or, if later, the date on which it is first made available on the website.

Notice to joint holders

147 In the case of joint holders of a share:

(i) it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the Register in respect of the joint holding (the "first named holder") only; and

(ii) the agreement of the first named holder that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

Notice in case of death, bankruptcy or mental disorder

148 Sending or supplying any notice, document or information to the registered address or the address for service in the United Kingdom of any person whose name remains registered as the holder or joint holder of any share, shall notwithstanding the death, bankruptcy or mental disorder of such person and whether or not the Company have notice of his decease, bankruptcy or mental disorder be deemed to be sufficient notice (as the case may be) to his executors or administrators, and to the survivor or survivors of the joint trustee in bankruptcy, curator bonis, guardian, receiver, holders, and to all persons interested in such share.

(F) Where a document is required under these Articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(i) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the directors may approve; or

(ii) be accompanied by such other evidence as the directors may require in order to the satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 57 and 77(D).

UNTRACED SHAREHOLDERS

Untraced Shareholders

150 (A) The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is entitled by transmission if:

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid envelope addressed to the Member or to the person entitled by transmission to the share or stock at his address on the Register or other the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed by the person entitled thereto and no communication has been received by the Company from the Member or the person entitled by transmission provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed by the person entitled thereto; and

(ii) the Company has at the expiration of the said period of twelve years by advertisement in both a national daily newspaper published in the United Kingdom and in a newspaper circulating in the area in which the address referred to in paragraph (i) of this Article is located given notice of its intention to sell such share or stock; and

(iii) the Company has not during the further period of three months after the date of the advertisement or the later advertisement if the two advertisements are published on different dates and prior to the exercise of the power of sale received any

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

provided that any document referred to in this Article may be destroyed earlier than the relevant date authorised by paragraphs (i), (ii), (iii) and (iv) of this Article, but only if a permanent record of the document is made which is not destroyed before that date and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c) references in this Article to the destruction of any document include references to its disposal in any manner.

DIVISION OF ASSETS IN SPECIE

Division in specie

152 The liquidator on any winding-up of the Company (whether voluntary or under supervision or compulsory) may with the authority of a Special Resolution and any other sanction required by the Insolvency Act 1986, subject to the provisions of the Acts, divide among the Members in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind, or shall consist of properties of different kinds, and for such purpose may set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between Members or classes of Members but so that if any such division shall be otherwise than in accordance with the existing rights of the Members, every Member shall have the same right of dissent and other ancillary rights as if such resolution were a Special Resolution passed in accordance with the Act. The liquidator may, with like sanction, vest the whole or part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability. The power of sale of the liquidator shall include a power to sell wholly or partly for shares or

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 11 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 August 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref RPB

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc has been informed that Ordinary Shares of $97\,^{17/19}$p, under the Severn Trent Plc Share Incentive Plan, have been purchased and allocated as follows:-

Name	Status	No. of Shares held in trust
A J Ballance	Director	20
M J Kane	Director	20
M J E McKeon	Director	20
A P Smith	Director	20
A P Wray	Director	20
F B Smith	PDMR	20

The date of the allocation was 1 August 2008 and the shares were purchased at a price of £13.31. The shares will be held in trust for a minimum period of 3 years.

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

RECEIVED
2008 AUG 11 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 August 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Statement re Paper WACC'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

SEVERN TRENT PLC
Severn Trent publishes paper on weighted average cost of capital
5 August 2008

Severn Trent Water is to submit its draft business plan to Ofwat on 11 August 2008, which will be used by the regulator to determine customer water prices from 2010 to 2015.

Severn Trent this morning publishes its paper, ***The World has turned: but which way?*** setting out its views on issues to be considered in how the weighted average cost of capital (WACC) should be determined.

The World has turned: but which way? is available on the company's website at www.severntrent.com.

ENQUIRIES:

Andrew Marsh Severn Trent 0121 722 4555
External Affairs

END